03 MAY 29 AM 7:21


03022379


ITC Limited

82-3470

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

23rd May, 2003

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

Manager Listing
Bangalore Stock Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

Audited Financial Results for the Year ended 31st March, 2003

Further to our letter dated 23rd May, 2003, on the subject, we enclose a copy of the Press Release issued by the Company on the subject.

Yours faithfully,
ITC Limited



(R. K. Singhi)
Deputy Secretary



Encl. as above.


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata-700 071

PRESS ANNOUNCEMENT

To :

From : Mr SH Venkatramani
Head – Corporate Communications

Financial Results for the year ended 31st March, 2003

Underlying Post-tax Profit growth of 18.5%
Net Turnover up 15.9%
Reported Post-tax Profit up 15.3%

ITC concluded yet another year of handsome growth. The financial performance for the year ended 31st March 2003 is particularly satisfying as it has been achieved in the face of several challenges, including the general economic slowdown that affected the FMCG industry in particular, the burgeoning impact of state level taxes on cigarettes, low tourist arrivals into India in the first half coupled with the gestation of new hotel investments, and incubation cost of new business initiatives.

ITC crossed yet another milestone with Gross Turnover at Rs. 11025 crores exceeding the Rs.10,000 crores mark. Pre-tax profit increased by an impressive 15.5 % to Rs. 2056 crores, while Post-tax profit at Rs. 1371 crores registered a growth of 15.3%. After adjusting for certain one- off items (Interest income on tax refunds: Previous Year: Rs. 32 crores Current Year: Rs. 9 crores; Income Tax refunds: Previous Year Rs. 12 crores Current Year: Rs.18 crores; Mark down on certain assets relating to the Company's erstwhile edible oils business: Rs.35 crores in the Current Year) **underlying Pre-tax profit for the year registered an even more impressive growth of 19.1% while underlying Post-tax profit increased by a substantial 18.5%. Earnings Per Share for the year stands at Rs. 55.41**. Gross cash generation from operations grew an impressive 15% to Rs.2258 crores.

The Board of Directors recommended a dividend of Rs.15.00 per share (Previous year:Rs.13.50 per share). This will entail a total cash outflow of Rs.418.84 crores, comprised of the proposed dividend of Rs.371.27 crores and income tax on the proposed dividend of Rs.47.57 crores. **This level of dividend translates to a payout ratio of 30.6%.**

FMCG-Cigarettes

The operating environment for cigarettes in India continues to pose an increasing order of challenge, particularly in the spheres of taxation and regulation of consumption and communication. Despite the challenging circumstances, the Company leveraged its leadership



position in the industry to record a revenue growth of 9.3% during the year driven by improved product mix and a volume growth of 4.1%.

Several innovative products were launched during the year in keeping with the company's strategy of providing superior value for the consumer: **Gold Flake Kings Cool Mist** was rolled out in select markets, supplementing the range of taste and flavour options for consumers while all premium brands were successfully extended in the ultra premium bevelled edge packaging format. Further, encouraged by the initial response to the 5s form of packaging, two more brands – **Scissors Standard** and **Capstan Standard** - are being increasingly marketed in this format to enhance buying convenience. The year also saw the launch of **Wills Insignia** in the super premium category in a unique shoulder box package. It is rapidly creating a franchise in the consumers' minds as the finest global standard in cigarette quality.

FMCG-Others

During the year, the Company crossed significant milestones both in the range of FMCG products launched as well as the breadth of distribution. Investment in people, systems, trade marketing expertise and product development enabled the launch and national rollout of several other FMCG products spanning Apparel, Packaged Foods, Greeting Cards and Stationery, Safety Matches and Incense sticks (Agarbatti). The business model in each of these product categories envisages retaining core competency-based elements of each value chain in-house. Manufacturing is outsourced largely to small and medium enterprises (SMEs). Such a model enables ITC to participate effectively in strengthening the capability of these SMEs, thereby enhancing the competitiveness of the entire value chain. The Company is engaged in further expanding its distribution and delivery bandwidth to serve as a springboard to cater to a much wider range of FMCG products.

Branded Packaged Foods

The Company's Branded Packaged Foods business continues to expand rapidly. In the Ready to Eat segment, the product portfolio under the '**Kitchens of India**' brand was further expanded with the introduction of new recipes in the vegetarian and dessert categories. '**Kitchens of India**' is rapidly gaining popularity as an ideal gifting item for all occasions. The introduction of '**Aashirvaad**' **Pure Salt** in March 2003 reinforced the Staples portfolio while the Company's offerings in the Atta category - '**Aashirvaad Select**' at the premium end and '**Aashirvaad Whole Wheat Atta**' in the popular segment- have met with encouraging response from consumers and are being rolled out nationally. The '**Aashirvaad**' brand is rapidly progressing towards establishing a leadership position as a national brand.

The Confectionery segment saw the launch of the '**mint-o**' brand in the compressed lozenges category and '**Candyman**' in the children's confectionery segment. '**mint-o**' was rolled out progressively to target markets and is now available in 3 variants – Regular, Orange and Lemon. This brand has substantially expanded the compressed lozenges category and has acquired over 30% market share in less than one year of introduction. The '**Candyman**' brand, launched in 2 unique flavours -'**Mango Delite**' and '**Wild Banana**', is gaining wide market acceptance and popularity. Entry into the Snack foods segment was initiated with the launch of '**I Bischips**'- a unique baked product that offers the consumer a healthy snacking option.



Lifestyle Retailing
10 new exclusive **Wills Lifestyle** stores were added during the year, thus creating in the aggregate over 57000 sq ft of world-class retail space spanning 48 **Wills Lifestyle** stores across 38 cities in India.

The product range was expanded with the launch of '**Wills Classic**' in 20 select **Wills Lifestyle** Stores to cater to the high potential formal work wear segment. The product has been well received and already represents over 19% of turnover of these outlets. Development is under way to further expand the product range to attain full representation in the fashion portfolio.

Wills Lifestyle's internationally benchmarked quality continues to earn industry recognition, with '**Wills Sport**' winning the "Most Admired Women's Wear Brand" at the Images Fashion Awards 2002.

The Company's foray into the mid priced segment with the launch of '**John Players**' in December 2002 is being rapidly scaled up to meet the ambitious target of reaching national presence in a short period of time.

Greeting Cards & Gifts
During the year, the Greeting Cards business nearly tripled its turnover to achieve a market share of 15% thereby establishing itself as the No.2 player in the industry within 2 years of launch. The product range was enlarged with the introduction of Gift wrappers, Autograph books and Slam books. The Social Cause range of cards introduced in partnership with SOS Children's Villages of India is now established as one of the top brands in this category in the country. The business also test marketed its range of premium stationery products under the brand '**Expressions Paperkraft**'. The premium stationery range is scheduled for all India launch in 2003-04.

Safety Matches
After the initial launch in North Kerala in August 2002, market coverage was rapidly extended to all major metros, all southern states and many states in West, North and Eastern India. The Company's brands, **iKno, Mangaldeep, Delite, Vaxlit** and **Aim** met with encouraging consumer response and gained impressive market shares, touching about 15% in the metros and nearly 10% in other markets.

Incense Sticks (Agarbattis)
ITC's foray into the marketing of incense sticks is yet another manifestation of its partnership with small and medium enterprises. Three brands – **Spriha**, **Nivedan** and **Ashageet** - in six fragrances were part of the initial launch. Consumer response has been encouraging and distribution is being extended in a phased manner to cover all target markets in 2003-04.

Hotels

Aided by improved business climate in the second half of the year, revenues from the Hotels business grew by 19% over last year. The commissioning of the 250-room **ITC Hotel Sonar Bangla Sheraton and Towers** in Kolkata marks yet another significant milestone in the Company's strategy of completing the ITC Welcomgroup chain. This super deluxe hotel's unmatched ambience combines the best features of a resort with the contemporary

functionalities of a business hotel, drawing widespread accolades as Asia's finest business resort. The Company's second hotel in Mumbai, ITC Grand Central, is expected to be ready for operations by end 2004.

Paperboards and Specialty Paper

During the year, the Tribeni Tissues Division and the Bhadrachalam Paperboards division were integrated into the Paperboards and Specialty Papers Division in line with the operating synergies envisaged at the time of amalgamation of the erstwhile ITC Bhadrachalam Ltd. with the Company. Production during the year exceeded 100% capacity utilization with overall sales increasing to 230094 MT from 228505 MT. Sales of value added products grew by nearly 62% to 57653 MT from 35600 MT, resulting in an enriched product mix and higher profitability.

The Company commissioned a poly extrusion plant and a super calender facility during the year, enhancing the range of value added products. The Elemental Chlorine Free (ECF) Pulp mill commissioned in October 2002 (the only one of its kind in the country) further improved the Company's cost competitiveness, and also enabled the launch of superior value added grades of paper. This facility meets world-class environmental standards in keeping with ITC's commitment to the environment.

AGRI BUSINESS

Despite an oversupply situation in the global leaf tobacco industry coupled with steep devaluation of currencies in the competing countries viz. Brazil & Argentina, the Company's exports of cigarette leaf tobaccos during 2002-03 grew significantly by over 18% (Rs.220 crores against Rs.187 crores the previous year). The Company continues to provide its customers a comprehensive range of high quality tobaccos, constantly innovating distinctive grades and providing cost effective products through technology upgradation at both the farm and processing ends.

The Tobacco portal, launched by the Company in collaboration with the Tobacco Board to help farmers improve quality and productivity, now covers 100 installations in Andhra Pradesh and Karnataka, with plans to double the reach in 2003-04.

Other agri commodity exports (soya, rice, coffee and marine products) touched Rs.845 crores during 2002-03, an impressive increase of 50% over the previous year, leveraging the opportunity in non-basmati rice.

The Company more than doubled its e-choupal network, adding 1080 choupals during 2002-03. Todate 2100 choupals have been installed, reaching out to over one million farmers in about 10,000 villages in the states of Madhya Pradesh, Karnataka, Andhra Pradesh and Uttar Pradesh. This e-network now extends beyond Soya to Wheat, Coffee and Marine products.

The Board of Directors, at its meeting in Kolkata on 23rd May 2003, approved the financial results for the year ended 31st March 2003, which are enclosed.

May 23, 2003



03 MAY 29 AM 7:21



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

23rd May, 2003

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings
Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

We write to advise that pursuant to the Securities and Exchange Board of India (Delisting of Securities) Guidelines, 2003, the Board of Directors of the Company at its Meeting held on 23rd May, 2003 recommended for the approval of the Members at the ensuing Annual General Meeting, voluntary delisting of the Ordinary Shares of the Company ('Shares') from the Stock Exchanges at Ahmedabad, Bangalore, Chennai, Cochin, Delhi, Hyderabad, Kanpur and Pune. The Company's Shares will, however, continue to be listed on National Stock Exchange, Mumbai Stock Exchange and Calcutta Stock Exchange.

Yours faithfully,
ITC Limited



(R. K. Singhi)
Deputy Secretary


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.


ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

23rd May, 2003

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
Delhi 110 002

The Manager Listing
Bangalore Stock Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J.C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11 Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Deptt.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotund Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275 Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES, Dr. P. K. Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin - 682 017

The Secretary
Pune Stock Exchange Ltd.
Shivleela Chambers,
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune - 411 030

The Secretary
The Uttar Pradesh Stock Exchange
Association Ltd.
Padam Towers
14/113 Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
"Exchange Plaza"
Bandra Kurla Complex
Bandra (E)
Mumbai 400 051

Dear Sirs,

Audited Financial Results for the year ended 31st March, 2003

Further to our letter dated 12th May, 2003, we enclose a copy of the Audited Financial Results of the Company, statement providing details of Segment-wise Revenue, Results and Capital Employed, Consolidated Financial Results and other information as required under the Listing Agreement, for the year ended 31st March, 2003.

The above have been approved at the meeting of the Board of Directors of the Company held on 23rd May, 2003.

Yours faithfully,
ITC Limited



(R. K. Singhi)
Deputy Secretary

Encl. as above


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC LIMITED
Audited Financial Results
for the Quarter and Twelve Months ended 31st March, 2003

(Rs. in Crores)

		Nine Months Ended 31.12.2002	Quarter Ended 31.03.2003	Quarter Ended 31.03.2002	Twelve months Ended 31.03.2003	Twelve months Ended 31.03.2002
GROSS INCOME		8355.00	2839.47	2606.07	11194.47	9982.46
NET SALES TURNOVER	[1]	4345.92	1519.86	1384.47	5865.78	5059.23
OTHER INCOME	[2]	109.52	60.07	39.68	169.59	142.37
NET INCOME (1 + 2)		4455.44	1579.93	1424.15	6035.37	5201.60
Less:						
TOTAL EXPENDITURE	[3]	2665.55	1046.45	965.40	3712.00	3155.96
a) (Increase) / decrease in stock-in-trade		(73.63)	76.63	(3.84)	3.00	(98.44)
b) Consumption of raw materials, etc.		1733.06	512.36	589.72	2245.42	1988.86
c) Staff cost		260.77	85.35	94.13	346.12	310.46
d) Other expenditure		745.35	372.11	285.39	1117.46	955.08
INTEREST (Net)	[4]	23.88	5.96	14.31	29.84	66.93
DEPRECIATION	[5]	173.18	64.16	50.88	237.34	198.45
PROFIT BEFORE TAX (1+2-3-4-5)	[6]	1592.83	463.36	393.56	2056.19	1780.26
Less:						
PROVISION FOR TAXATION	[7]	544.90	139.94	107.19	684.84	590.54
NET PROFIT (6-7)	[8]	1047.93	323.42	286.37	1371.35	1189.72
PAID UP EQUITY SHARE CAPITAL (Ordinary shares of Rs. 10 each)	[9]	247.51	247.51	247.51	247.51	247.51
RESERVES EXCLUDING REVALUATION RESERVES	[10]	-	-	-	5056.48	4103.97
EARNINGS PER SHARE (Basic & Diluted) (Rs.)	[11]	42.34	13.07	11.57	55.41	48.07
AGGREGATE OF NON PROMOTER SHAREHOLDING	[12]					
- NUMBER OF SHARES		247511886	247511886	247511886	247511886	247511886
- PERCENTAGE OF SHAREHOLDING		100	100	100	100	100

Notes:

(i) The above results were approved at the meeting of the Board of Directors of the Company held on 23rd May, 2003.

(ii) Figures for the previous year have been re-arranged wherever necessary.

(iii) Gross Income comprises of Segment Revenue and Other Income.

(iv) The Provision for Taxation comprises of

	Nine Months Ended 31.12.2002	Quarter Ended 31.03.2003	Quarter Ended 31.03.2002	Twelve months Ended 31.03.2003	Twelve months Ended 31.03.2002
- Current Tax	610.05	146.67	8.46	756.72	506.72
- Deferred Tax	(65.15)	(6.73)	98.73	(71.88)	83.82

(iv) The above is as per Clause 41 of the Listing Agreement and does not take into account the excise issues disputed by the Company.

Registered Office:
Virginia House, 37 J.L.Nehru Road,
Kolkata - 700 071, India
Dated : 23rd May, 2003
Place : Kolkata

For and on behalf of the Board


Executive Director


Chairman

Disclosure as required under other clauses of the Listing Agreement

(Rs. in Crores)

	Twelve months Ended 31.03.2003	Twelve months Ended 31.03.2002
NET PROFIT	1371.35	1189.72
PROFIT BROUGHT FORWARD	325.87	282.50
TOTAL	1697.22	1472.22
ADJUSTMENT FOR HOTEL FOREIGN EXCHANGE RESERVE	5.00	(3.00)
ADJUSTMENT FOR INVESTMENT ALLOWANCE RESERVE	-	-
AVAILABLE FOR APPROPRIATION	1702.22	1469.22
APPROPRIATION OF PROFIT / AND RESERVE		
a) Transfer to Debenture Redemption Reserve	-	21.49
b) Release from Debenture Redemption Reserve	(60.50)	(12.28)
c) Transfer to General Reserve	1000.00	800.00
d) Profit carried forward	343.88	325.87
DIVIDEND INCLUDING DIVIDEND TAX (2002 - subject to deduction of income tax)	418.84	334.14

Notes :

(i) The above was approved at the meeting of the Board of Directors of the Company held on 23rd May, 2003.

(ii) Figures for the previous year have been re-arranged wherever necessary.

(iii) The Board of Directors of the Company has recommended a dividend of Rs. 15.00 Per Ordinary share for the financial year ended 31st March, 2003 and the dividend, if declared, will be paid on or after 28th July, 2003 to those members entitled thereto.

(iv) The Register of Members of the Company will be closed for the purpose of dividend from 16th July, 2003 to 25th July, 2003 (both days incl

(v) The 92nd Annual General Meeting of the Company has been convened for 25th July, 2003.

Registered Office:
Virginia House, 37 J.L.Nehru Road,
Kolkata - 700 071, India
Dated : 23rd May, 2003
Place : Kolkata

For and on behalf of the Board



Executive Director



Chairman

ITC LIMITED

Segment-wise Revenue, Results and Capital Employed for the Quarter and Twelve Months Ended 31st March, 2003

				(Rs. in Crores)
	Quarter ended 31.03.2003	Quarter ended 31.03.2002	Twelve Months ended 31.03.2003	Twelve Months ended 31.03.2002
1. Segment Revenue				
a) FMCG - Cigarettes	2195.98	1967.03	8764.00	8020.92
- Others	45.47	5.37	109.20	22.06
Total FMCG	2241.45	1972.40	8873.20	8042.98
b) Hotels	57.91	49.00	193.41	162.38
c) Agri Business	364.68	422.98	1658.14	1147.78
d) Paperboards, Paper & Packaging	303.82	275.50	1162.86	1031.01
Total	2967.86	2719.88	11887.61	10384.15
Less : Inter-segment revenue	188.46	153.49	862.73	544.06
Gross sales / Income from operations	2779.40	2566.39	11024.88	9840.09
2. Segment Results				
a) FMCG - Cigarettes	468.42	377.80	1923.53	1693.11
- Others	(43.78)	(24.50)	(122.44)	(73.44)
Total FMCG	424.64	353.30	1801.09	1619.67
b) Hotels	4.72	3.91	10.09	(0.50)
c) Agri Business	(4.61)	8.22	84.05	10.97
d) Paperboards, Paper & Packaging	57.32	41.97	226.27	162.17
Total	482.07	407.40	2121.50	1792.31
Less : i) Interest (Net)	5.96	14.31	29.84	66.93
ii) Other un-allocable expenditure net of un-allocable income	12.75	(0.47)	35.47	(54.88)
Total Profit Before Tax	463.36	393.56	2056.19	1780.26
3. Capital Employed				
a) FMCG - Cigarettes *			1621.58	1634.65
- Others			80.41	58.00
Total FMCG			1701.99	1692.65
b) Hotels			943.09	782.40
c) Agri Business			410.88	412.75
d) Paperboards, Paper & Packaging			1260.91	1192.49
Total Segment Capital Employed			4316.87	4080.29

* Before considering provision of Rs. 970 Crores (31.03.2002 - Rs. 589 Crores) in respect of disputed State taxes, the levy/collection of which has been stayed.

Notes :

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies.The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging, and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG : Cigarettes	- Cigarettes & Smoking mixtures.
: Others	- Branded Garments, Greeting Cards, Stationery & Gifts, Packaged Foods (Staples, Confectionery, Snack Foods and Ready to Eat Food) and Agarbattis and Matches sourced from the small scale sector.
Hotels	- Hoteliering.
Paperboards, Paper & Packaging	- Paperboards, Paper including Specialty Paper and Packaging.
Agri Business	- Agri commodities such as rice, soya, wheat, coffee and leaf tobacco.

(3) Branded Garments, Greeting Cards, Stationery & Gifts, Packaged Foods (Staples, Confectionery, Snack Foods and Ready to Eat Food) and Agarbattis and Matches constitute new business activities. Accordingly segment results largely reflect start up and business development cost:

(4) In its Hotels business, the Company has been engaged in implementing its strategic investment plans to complete the ITC Welcomgroup chain. Capital employed of Rs. 943 Crores (2002 - Rs. 782 Crores) includes Rs. 841 Crores (2002 - Rs. 676 Crores) relating to the recently opened hotels at Delhi, Mumbai and Kolkata as well as capital work in progress in respect of the hotels under constructior

The Hotel industry showed early signs of recovery during the second half of the year. However, the segment results for the year continue to reflect the gestation cost of the newly opened hotels, the impact of the global slump in international travel, the adverse effect of travel advisories and the holding cost in respect of Hotel Searock which has been the subject matter of a prolonged legal dispute.

(5) The Company's Agri Business markets agri commodities in the domestic and export markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business.

(6) Unallocated corporate assets include Rs. 803 Crores (2002 - Rs. 881 Crores) being legacy assets acquired by the Company as part and parcel of the schemes facilitating exit from the Financial Services and Edible Oil Businesses in 1997.

(7) Figures for the previous year have been recast to conform to current presentation.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 23rd May, 2003
Place : Kolkata

For and on behalf of the Board


Executive Director


Chairman

ITC LIMITED
Audited Consolidated Financial Results
for the Twelve Months ended 31st March, 2003

(Rs. in Crores)

		Consolidated Financial Results for Twelve months Ended	
		31.03.2003	31.03.2002
GROSS INCOME		11642.73	10194.38
NET SALES TURNOVER	[1]	6170.70	5230.49
OTHER INCOME	[2]	190.17	160.36
NET INCOME (1 + 2)		6360.87	5390.85
Less:			
TOTAL EXPENDITURE	[3]	3962.51	3347.05
a) (Increase) / decrease in stock-in-trade		(0.84)	(98.41)
b) Consumption of raw materials, etc.		2284.90	2008.07
c) Staff cost		439.54	394.68
d) Other expenditure		1238.91	1042.71
INTEREST (Net)	[4]	35.85	73.29
DEPRECIATION	[5]	259.85	216.03
PROFIT BEFORE TAX (1+2-3-4-5)	[6]	2102.66	1754.48
Less:			
PROVISION FOR TAXATION	[7]	720.10	591.80
PROFIT AFTER TAXATION BEFORE SHARE OF LOSS OF ASSOCIATES AND MINORITY INTERESTS (6-7)	[8]	1382.56	1162.68
SHARE OF LOSS OF ASSOCIATES	[9]	(4.84)	
PROFIT AFTER TAX BEFORE MINORITY INTERESTS (8+9)	[10]	1377.72	1162.68
MINORITY INTERESTS	[11]	4.75	0.98
NET PROFIT (10-11)		1372.97	1161.70
PAID UP EQUITY SHARE CAPITAL	[12]	247.51	247.51
(Ordinary shares of Rs. 10 each)			
RESERVES EXCLUDING REVALUATION RESERVES	[13]	5072.68	4079.46
EARNINGS PER SHARE (Basic & Diluted) (Rs.)	[14]	55.47	46.94
AGGREGATE OF NON PROMOTER SHAREHOLDING	[15]		
- NUMBER OF SHARES		247511886	247511886
- PERCENTAGE OF SHAREHOLDING		100	100

Notes:

During the Year, the Company has adopted Accounting Standard (AS) 23 - Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standard (AS) 27 - Financial Reporting of Interests in Joint Ventures in Consolidated Financial Statements.
Consequently, the figures for the previous year are not comparable with the current year.

Registered Office:
Virginia House, 37 J.L.Nehru Road,
Kolkata - 700 071, India
Dated : 23rd May, 2003
Place : Kolkata

For and on behalf of the Board


Executive Director


Chairman